UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                           John Hancock Financial Trends Fund
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    41014X105
                                 (CUSIP Number)

                                 November 18, 2005*

             (Date of Event Which Requires Filing of this Statement)

* Previous 13G filings were not submitted in error. The initial 13G Report should have been submitted on June 30, 2003 when the reporting person hit 5% ownership with 201,715 shares. A 13G Amendment should have been made on December 22, 2003 when ownership hit 10% with total shares owned 424,120.
A second 13G Amendment should have been filed on September 15, 2004 when ownership hit 15% with a share amount of 587,992.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 41014X105


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Schultz Investment Advisors, Inc.

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Michigan

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 704,812

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             704,812

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 17.68%

       12.   Type of Reporting Person (See Instructions) IA

Item 1. (a)  Issuer: John Hancock Financial Trends Fund
		     John Hancock Signature Services

             1.      Address:

                     1 John Hancock Way
		     Suite 1000
		     Boston, MA 02217-1000


Item 2. (a)  Name of Person Filing:

             Schultz Investment Advisors, Inc.

        (b)  Address of Principal Business Offices:

             160 E. Grand River Road
	     Suite B
	     Williamston, MI 48895

        (c)  Citizenship:

             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities:

             Common stock

        (e)  CUSIP Number: 41014X105

Item 3. If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a) - Broker or dealer registered under Section 15 of the Act.
	(b) - Bank as defined in Section 3(a)(6) of the Act.
	(c) - Insurance company as defined in Section 3(a)(19) of the Act.
	(d) - Investment company registered under Section 8 of the Investment Company
        	Act of 1940.
	(e) X An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) - An employee benefit plan or endowment fund in accordance with
		240.13d-1(b)(1)(ii)(F);
	(g) - A parent holding company or control person in accordance with 240.13d-
		1(b)(1)(ii)(G);
	(h) - A savings association as defined in Section 3(b) of the Federal Deposit
		 Insurance Act;
	(i) - A church plan that is excluded from the definition of an investment
		 company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j) - Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership:

	a. Amount beneficially owned: 704,812

	b. Percent of Class: 17.68%

	c. Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote 0

		(ii) Shared power to vote or to direct the vote	0

		(iii)Sole power to dispose or to direct the disposition of 0

		(iv) Shared power to dispose or to direct the disposition 704,812


Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.


	 [ X ]


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable


Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


		SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	November 18, 2005


	By:/s/ Scott T. Schultz

Scott T. Schultz
Title:   Chairman